The Real Brokerage Inc. Names Christian Wallace Chief of Integrated Home Services

Former Rocket Homes, Better.com, Opendoor executive brings experience building and scaling platforms and consumer experiences

TORONTO & NEW YORK- October 19, 2023 -- The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing, publicly traded real estate brokerage, today announced that Christian Wallace, who has held leadership positions at some of the best-known real estate technology companies, has joined the company as Chief of Integrated Home Services.

In the newly created role, Wallace will oversee Real's consumer-facing products, which are central to the company's mission to simplify life's most complex transaction. By combining every touchpoint of home buying and selling into a seamless experience, Wallace's work will help empower consumers to manage every aspect of the transaction lifecycle through a simple mobile application. She reports to Real Chairman and CEO Tamir Poleg.

"Just as Real is changing the landscape for real estate professionals, we are equally committed to revolutionizing the homeownership journey from start to finish for consumers," Poleg said. "Christian brings the unique combination of being an agent who has also built the customer experiences at some of the leading disruptors in the real estate industry, all of which are in the race to change how people buy and sell homes. I couldn't be more pleased that Christian will be driving our integrated services platform, which today consists of mortgage and title businesses, but has the potential to become so much more."

Wallace joins Real from Rocket Homes where she oversaw a number of functions, including business development, back-end operations and the partner real estate agent network. During her tenure at Rocket, she was responsible for a number of initiatives designed to improve the customer experience, which led to improved conversion and retention rates and higher customer satisfaction.

Prior to joining Rocket Homes in 2022, she served as Head of Real Estate Services at Better.com where she was responsible for building a 25-state brokerage business and growing the company's real estate team from 10 to 2,000 professionals. Earlier, she was a Region Home Advisor Director at Opendoor, where she helped to build and scale all aspects of the iBuyer business.

"There are a lot of companies looking to make it easier for consumers to become homeowners. At Real, the company has made a huge investment by acquiring mortgage and title businesses and everybody is moving in the same direction to help both our agents and their clients be successful," Wallace said. "As someone who is obsessed with creating the best experience imaginable, Real provides the runway to change the game for consumers."

Wallace began her real estate career in 2014 following a decade with FedEx Services in a regional sales leadership role. She earned her bachelor's degree at Texas Tech University and MBA from Rochester Institute of Technology.

About Real

The Real Brokerage Inc. (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 49 states, D.C., and four Canadian provinces with more than 12,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding the success of Real's mortgage and title businesses.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221